Reliance
Industries Limited





08003236

SUPPL

June 9, 2008

File No.82-3300

Securities Exchange Commission

Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	-	June 9, 2008	Continual disclosure as on Book Closure Date of the Company for the purpose of declaration of dividend, under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl   :   a/a

PROCESSED

JUN 1 7 2008

THOMSON REUTERS

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 4282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com



Reliance
Industries Limited

June 9, 2008

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code : 500325

Trading Symbol: "RELIANCE EQ"

Dear Sirs,

Sub   :   Continual disclosure, for Book Closure of the Company for the purpose of declaration of dividend, under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

We are enclosing disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 in respect of the aforesaid Book Closure.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President - Corporate Secretarial

Encl   :   a/a

Copy to: The Luxembourg Stock Exchange

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Details of share holding (obtained u/r 8(1) & 8(2) from acquirer(s)) by target company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Target company (Reporting company)   Reliance Industries Limited

Date of reporting   June 9, 2008

Name of Stock Exchanges where shares of reporting Company are listed
Bombay Stock Exchange Limited
The National Stock Exchange of India

(I) Information about persons holding more than 15% shares or voting rights (VRs)

Names of persons holding more than 15% shares or voting rights | Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) as informed u/r 8(1) to target company.

Names	As on March 31, 2008		As on March 31, 2007		Changes if any between (A) & (B)		As on Book Closure date for dividend (for the year 2007-08)		As on Record Date for dividend (for the year 2006-07)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NOT APPLICABLE						NIL	NIL	NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Names of the promoters/ person having control/ persons acting in concert | Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)

Names	As on March 31, 2008		As on March 31, 2007		Changes if any between (A) & (B)		*As on Book Closure date for dividend (for the year 2007-08)		As on Record Date for dividend (for the year 2006-07)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
*Promoter(s) or every person having control over a company - As per Annexure A attached	NOT APPLICABLE						74 67 04 874	51.37	71 03 58 687	50.98	3 63 46 187	0.39
TOTAL							74 67 04 874	51.37	71 03 58 687	50.98	3 63 46 187	0.39

* Book Closure is between May 10, 2008 and May 17, 2008

For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Place : Mumbai
Date : June 9, 2008

Reliance Industries Limited
Disclosure under regulation 8(3)

Sr No	Name	*As on Book Closure date for dividend (for the year 2007-08) No of shares (a)	% (b)	As on Record date for dividend (for the year 2006-07) No of shares (c)	% (d)	Changes, if any No of shares (a) - (c)	%
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.20	10 46 60 154	7.51		-0.31
2	Ekansha Enterprise Private Limited	6 22 86 240	4.28	5 97 09 857	4.28	25 76 383	0.00
3	Bhumika Trading Private Limited	6 14 15 983	4.22	6 05 98 878	4.35	8 17 105	-0.12
4	Eklavya Mercantile Private Limited	6 13 37 013	4.22	6 13 37 013	4.40		-0.18
5	Farm Enterprises Limited	4 60 38 645	3.17	4 47 81 625	3.21	12 57 020	-0.05
6	Bahar Trading Private Limited	4 41 47 728	3.04	4 33 28 996	3.11	8 18 732	-0.07
7	Anumati Mercantile Private Limited	4 39 18 407	3.02	4 31 09 368	3.09	8 09 039	-0.07
8	Madhuban Merchandise Private Limited	3 42 33 723	2.36	3 42 33 723	2.46		-0.10
9	Sanatan Textrade Private Limited	3 41 30 009	2.35	3 41 27 009	2.45	3 000	-0.10
10	Amur Trading Private Limited	3 30 04 017	2.27	3 30 04 017	2.37		-0.10
11	Tresta Trading Private Limited	3 29 11 094	2.26	3 29 11 094	2.36		-0.10
12	Ornate Traders Private Limited	3 22 07 491	2.22	3 22 07 491	2.31		-0.10
13	Reliance Chemicals Private Limited	3 11 19 999	2.14	3 11 19 999	2.23		-0.09
14	Reliance Polyolefins Private Limited	3 05 97 462	2.10	3 05 97 462	2.20		-0.09
15	Reliance Life Sciences Private Limited	1 54 84 025	1.07	1 54 84 025	1.11		-0.05
16	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.03	1 49 76 149	1.07		-0.04
17	Reliance Petroinvestments Limited	100	0.00	0	0.00	100	0.00
18	Reliance Universal Enterprises Private Limited (Previously known as Pusti Commercials Private Limited)	2 84 73 949	1.96	100	0.00	2 84 73 849	1.96
19	Aavaran Textiles Private Limited	1 32 58 167	0.91	1 32 58 167	0.95		-0.04
20	Smt.K D Ambani	36 65 227	0.25	36 65 227	0.26		-0.01
21	Pams Investments and Trading Company Private Limited	31 84 983	0.22	31 84 983	0.23		-0.01
22	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.20	29 71 000	0.21		-0.01
23	Shri.M D Ambani	18 07 923	0.12	18 07 923	0.13		-0.01
24	Smt.Nita Ambani	16 99 073	0.12	16 99 073	0.12		-0.01
25	Ms.Isha M Ambani	16 82 195	0.12	16 82 195	0.12		0.00
26	Master Akash M Ambani	16 81 595	0.12	16 81 595	0.12		0.00
27	Fidelity Shares and Securities Private Limited	15 25 055	0.10	15 25 055	0.11		0.00
28	Reliance Welfare Association	12 27 734	0.08	12 15 734	0.09	12 000	0.00
29	Reliance Energy and Project Development Private Limited	10 29 000	0.07	10 29 000	0.07		0.00
30	Terene Industries Private Limited	4 68 480	0.03	0	0.00	4 68 480	0.03
31	Silvassa Hydrocarbons and Investments Private Limited	4 07 581	0.03	0	0.00	4 07 581	0.03
32	Synergy Synthetics Private Limited	3 74 401	0.03	0	0.00	3 74 401	0.03
33	Vita Investments and Trading Company Private Limited	3 08 395	0.02	3 08 395	0.02		0.00
34	Reliance Consultancy Services Private Limited	2 52 922	0.02	0	0.00	2 52 922	0.02
35	Reliance Industrial Infrastructure Limited	86 000	0.01	86 000	0.01		0.00
36	Deccan Finvest Private Limited	68 795	0.00	0	0.00	68 795	0.00
37	Master Anant M Ambani	50 000	0.00	50 000	0.00		0.00
38	Jogiya Traders Private Limited	10 010	0.00	10	0.00	10 000	0.00
39	Hercules Investments Private Limited	1 000	0.00	1 000	0.00		0.00
40	Nikhil Investments Company Private Limited	1 000	0.00	1 000	0.00		0.00
41	Real Fibres Private Limited	1 000	0.00	1 000	0.00		0.00
42	Jagdanand Investments and Trading Company Private Limited	150	0.00	150	0.00		0.00
43	Reliance Nutraceuticals Private Limited	100	0.00	0	0.00	100	0.00
44	Reliance Pharmaceuticals (India) Private Limited	100	0.00	0	0.00	100	0.00
45	Jagdishvar Investments and Trading Company Private Limited	100	0.00	100	0.00		0.00
46	Kankhal Investments and Trading Company Private Limited	100	0.00	100	0.00		0.00
47	Kardam Commercials Private Limited	100	0.00	100	0.00		0.00
48	Kedareshwar Investments and Trading Company Private Limited	100	0.00	100	0.00		0.00
49	Krish Commercials Private Limited	100	0.00	100	0.00		0.00
50	Kshitij Commercials Private Limited	100	0.00	100	0.00		0.00
51	Nityapriya Commercials Private Limited	100	0.00	100	0.00		0.00
52	Priyash Commercials Private Limited	100	0.00	100	0.00		0.00
53	Dainty Investment & Leasings Private Limited	0		210	0.00	- 210	0.00
54	Fiery Investments and Leasing Private Limited	0		1 150	0.00	- 1 150	0.00
55	Clarion Investments and Trading Company Private Limited	0		1 060	0.00	- 1 060	0.00
56	Orson Trading Private Limited	0		1 000	0.00	- 1 000	0.00
	TOTAL	74 67 04 874	51.37	71 03 58 687	50.98	3 63 46 187	0.39

* Book Closure is betwwen May 10, 2008 and May 17, 2008.



END